SYNLOGIC, INC.

PO Box 30

Winchester, Massachusetts 01890

August 18, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Doris Stacey Gama

Re: Synlogic, Inc.

Registration Statement on Form S-3

Filed August 8, 2025

File No. 333-289415 (the “Registration Statement”)

Acceleration Request

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Synlogic, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Wednesday, August 20, 2025, at 4:01 p.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please contact Nishant Dharia, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-8174 with any questions regarding this request.

Very truly yours,

SYNLOGIC, INC.

/s/ Mary Beth Dooley
Mary Beth Dooley Principal Executive Officer and Principal Financial Officer

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Daniel A. Bagliebter, Esq.

Nishant Dharia, Esq.